Mail Stop 4561

January 15, 2009

By U.S. Mail and Facsimile to: (386) 734-1116

Mr. Timothy L. Kuker
President and Chief Executive Officer
Lincoln Floorplanning Co., Inc.
1326 South Ridgewood Avenue, Suite 8B
Daytona Beach, FL 32114

> **Re: Lincoln Floorplanning Co., Inc.**
> **Form S-1**
> **Filed December 18, 2008**
> **File No. 333-156277**

> **Re: Lincoln Floorplanning Co., Inc.**
> **Form 10**
> **Filed December 18, 2008**
> **File No. 001-34230**

Dear Mr. Kuker:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed December 18, 2008
General

1.   It appears that T & J Auto Sales should be a co-registrant. Refer to Rule 140.

2.   Please use the current cover page for Form S-1.

3.   Please paginate future EDGAR filings to present the document in a more readable format.

Cover Page

4.   It is unclear which portion of the Company's filing is intended to serve as the front cover of the prospectus. In the Company's amended filing please clearly identify which information the Company will display on the front cover, including the information required to be on the cover page, including price. Refer to Item 501 of Regulation S-K.

5.   The date of a prospectus is the date that it is declared effective. Please revise.

Summary

6.   Please provide a heading, "Summary" for the discussion provided as a summary of the information contained in the prospectus.

Risk Factors

7.   The Risk Factors section must immediately follow the Summary section. Refer to Item 503(c) of Regulation S-K.

8.   Several of your Risk Factors, including risk factors "Uncertainty of Growth Activities" and "Uncertainty of Adequacy of Financial Resources," make statements that there "can be no assurance" that a given event might or might not happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

9.   A Risk Factor states that the Company is subject to "some government regulation that could cause delays." Please describe in greater detail the government regulations that the Company is subject that could cause delays.

10.   The "Development Stage Company" and "Uncertainty of Adequacy of Financial resources" Risk Factors state that the Company may be reliant upon additional funding. Please disclose as appropriate information regarding any of the Company's intentions or plans for securing additional funding.

11.   The statement that your stock "may be subject to penny stock regulations" appears overly cautious. Please revise as appropriate.

12.   Please revise the Risk Factor "Potential Liability and Insurance" to describe specific risks the Company faces regarding its liability and any short comings in its insurance coverage.

13.   The Company states that it is its intention to have its stock quoted on the OTC Bulletin Board. Please disclose what steps, if any, the Company has taken to ensure its listing. If no steps have been taken, please disclose.

Dilution

14.   It is unclear how you determined that the number of shares outstanding before the sale were 6,668,750 while the section on recent sales of unregistered securities presents an amount of 6,681,250. Please revise or advise.

15.   The information regarding dilution is unclear. Please revise to provide the required information in a readable format. Refer to Item 506 of Regulation S-K.

Selling Stockholders

16.   Please indicate the nature of any position, office or other material relationship which the selling shareholder has had within the past three years with the Company or any of its predecessors or affiliates. Also, please state the amount of securities owned by such selling shareholder prior to the offering, the amount to be offered and the amount and percentage to be owned following the offering. Refer to Item 507 of Regulation S-K.

Plan of Distribution

17.   Reference is made to the sixth paragraph of the discussion regarding Argyle. Please revise or advise to state the relationship of Argyle to the company.

Description of Registrant's Securities to be Registered

18.   Please outline briefly the key terms of the Company's common stock. Refer to Item 202(a)(1) of Regulation S-K.

Experts

19.   Since Richard Cook is providing an opinion on the validity of the Company's securities

as its counsel included as Exhibit 5 as well as serving as a Director and Secretary of the Company, in the section labeled "Experts" please provide more detail regarding the connection Mr. Cook has with the Company.

Management's Discussion and Analysis

20.   Please provide a Management's Discussion and Analysis with regard to the periods and activity covered by the financial statements. Refer to Item 303 of Regulation S-K.

21.   Expand the discussion to address liquidity pursuant to Item 303 of Regulation S-K. In this regard, we note that under the title Risk Factors your plan is that all shares in the offering will be sold; and that you will be successful in adhering to its planned formula for growth that sales will reach a minimum level to allow profitability.

Proposed Business

22.   Please disclose more clearly the connection the Company has with its initial customer, T & J Auto Sales.

23.   In light of the Company's Risk Factor stating that it has no historical basis for management's opinion regarding the level of market acceptance or the amount of revenues which the Company may generate, please provide a reasonable factual basis for the assumptions made in its floorplan model describe in the section labeled "Proposed Business."

24.   In light of the recent trends in the automobile sales industry, please provide additional factual support for the Company's contention that it can attract 25 dealerships within the first year, each which will process 10 secondary finance customers per month.

25.   Revise the gross profit expected for 25 dealerships to reflect the gross profit of $194,208 based on the information presented or advise the staff as to how you determined the gross profit amount of $397,368.

26.   Revise the filing to provide the detail as to how you determined that projected gross profit from each dealership would be $326,640.

Management

27.   Please provide five-year business histories for each of the named individuals. Refer to Item 401(e) of Regulation S-K.

Executive Compensation

28.   Please provide the information required by Item 402 of Regulation S-K for the compensation received during 2008.

Legal Proceedings

29.   Please clarify whether the Company is not involved in any "litigation" or any material "legal proceeding." Refer to Item 103 of Regulation S-K.

Recent Sales of Unregistered Securities

30.   Revise the discussion to state the amount of shares sold during the year of 2008 to be 781,250 at $0.04 for a total of $29,500 to reflect the information presented.

31.   Revise the filing to state that total shares outstanding are 6,681,250 to reflect the information presented.

Undertakings

32.   Please revise to include the undertakings required by Item 512 of Regulation S-K.

Financial Statements
Statement of Cash Flows

33.   Tell us in detail how you determined the cash flows from the sale of common stock. Your response should include a reconciliation to the table presented in Recent Sales of Unregistered Securities.

Note 1 – Organization

34.   Revise the filing, as applicable to expand on the company's plans to raise capital that is intended to be used in connection with is business plans which include a possible merger, acquisition or other business combination with an operating business.

Note 2 – Significant Accounting Policies
Basis of Presentation/Going Concern:

35.   Expand your disclosure to state management's plans in detail with regard to the "…other means and interests that it deems necessary."

General

36.   Please provide an updated consent from your auditor in your next amendment.

Form 10 filed December 18, 2008
General

37.   To the extent applicable, requests for additional information and amendments to the Company's Form S-1 also apply to the information provide in the Company's Form 10.

Cover

38.   The Company indicates that it registering its securities pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"). Please describe the reasoning and factual basis for the Company registering its securities pursuant to Section 12(b) of the Exchange Act rather than Section 12(g).

Item 1.   Business

39.   Since the Company is not yet a reporting company, it does not qualify for the safe harbor, and the Form 10 does not include "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act. Please revise as appropriate.

40.   Please disclose whether the rates and terms by which the Company rents office space from a shareholder deviate from market rates and terms in any way.

Item 7.   Certain Relationships and Related Transactions

41.   Please revise the paragraph beginning with "As of the effective date…" as necessary as it is unclear what sales of Company stock have been made, to whom and at what price. Also, please ensure that the figures used are accurate upon effectiveness.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder matters.

42.   Please describe the Company's factual basis for its assertion that there will be a market for its common stock on the over-the-counter market.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christina Harley at (202) 551-3695 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard R. Cook, Esq.
        Secretary
        Lincoln Floorplanning Co., Inc.
        P.O. Box 1929
        DeLand, FL 32721